Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Sharps Compliance of Texas (dba Sharps Compliance, Inc.)	Texas
Sharps e-Tools.com, Inc.	Delaware
Sharps Safety, Inc.	Texas
Sharps Manufacturing, Inc.	Delaware
Sharps Environmental Services, Inc. (dba Sharps Environmental Services of Texas, Inc.)	Delaware